

April 9, 2019

Michael Midgley
Chief Financial Officer
Coda Octopus Group, Inc.
9100 Conroy Windermere Road, Suite 200
Windermere, Florida 34786

> **Re: Coda Octopus Group, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2018**
> **Filed February 1, 2019**
> **File No. 001-38154**

Dear Mr. Midgley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2018

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 34

1.	We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective due to material weaknesses indicative of small companies with limited staffing resulting in inadequate review procedures. Please explain to us how you arrived at different conclusions in light of the existing material weakness. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures. We have a similar concern with your DCP conclusion in your Form 10-Q for the period ended January 31, 2019.

Management's Report on Internal Control over Financial Reporting, page 34

2.   We note that management has conducted an evaluation of the effectiveness of ICFR as of October 31, 2018 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us and revise to include which version of the framework was used by management to evaluate the effectiveness of internal control over financial reporting (i.e., 2013). Refer to Item 308(a)(2) of Regulation S-K. Additionally, please revise to include your conclusion on effectiveness of ICFR to specifically state that it was not effective.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure